Exhibit 4.9

U.S. Department of Justice Criminal Division

Washington, D.C. 20530

October 20, 2014

VIA E-MAIL
Gary R. Spratling, Esq.	David P. Burns, Esq.
Gibson, Dunn & Crutcher LLP	Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000	1050 Connecticut Ave NW
San Francisco, CA 94105	Washington, DC 20036

Re:      UBS AG

Dear Mr. Spratling and Mr. Bums:

This letter amends the agreement (the “Agreement”) entered into between the United States Department of Justice, Criminal Division, Fraud Section (“Fraud Section”) and UBS AG (“UBS”) on December 18, 2012, concerning UBS’s submissions of benchmark interest rates, including the London InterBank Offered Rate (known as LIBOR), the Euro Interbank Offered Rate (known as EURIBOR), and the Tokyo InterBank Offered Rate (known as TIBOR), as described in Appendix A to the Agreement. A copy of the Agreement is attached to this letter.

The Fraud Section and UBS agree to amend the Agreement as follows:

1.  The sixth paragraph of the Agreement is amended to read:

This Agreement shall have a term of three years from the date of this Agreement, except as specifically provided below. It is understood that for the three-year term of this Agreement, UBS shall: (a) commit no United States crime whatsoever; (b) truthfully and completely disclose non-privileged information with respect to the activities of UBS, its officers and employees, and others concerning all matters about which the Fraud Section inquires of it, which information can be used for any purpose, except as otherwise limited in this Agreement; (c) bring to the Fraud Section’s attention all potentially criminal conduct by UBS or any of its employees that relates to violations of U.S. laws (i) concerning fraud or (ii) governing securities and commodities markets; and (d) bring to the Fraud Section’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the United States against UBS or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

2.  The seventh paragraph of the Agreement is amended to read:

Until the date upon which all investigations and prosecutions arising out of the conduct described in this Agreement are concluded, including the investigations of the matters listed in Appendix C, whether or not they are concluded within the three-year term of this Agreement, UBS shall, in connection with any investigation or prosecution arising out of the conduct described in this Agreement: (a) cooperate fully with the Fraud Section, the Federal Bureau of Investigation, and any other law enforcement or government agency designated by the Fraud Section; (b) assist the Fraud Section in any investigation or prosecution by providing logistical and technical support for any meeting, interview, grand jury proceeding, or any trial or other court proceeding; (c) use its best efforts promptly to secure the attendance and truthful statements or testimony of any officer, agent or employee at any meeting or interview or before the grand jury or at any trial or other court proceeding; and (d) provide the Fraud Section, upon request, all non-privileged information, documents, records, or other tangible evidence about which the Fraud Section or any designated law enforcement or government agency inquires.

3.  With the exceptions of the paragraphs above, all terms of the Agreement remain the same.

Sincerely,

WILLIAM J. STELLMACH
Acting Chief
Criminal Division, Fraud Section
United States Department of Justice

By:

Albert B. Stieglitz, Jr., Assistant Chief
Thomas B.W. Hall, Trial Attorney

AGREED AND CONSENTED TO:

UBS AG

By:		October 31, 2014

	Markus U. Diethelm	Date
Group General Counsel, UBS AG

APPROVED:
By:		October 31, 2014

	Gary R. Spratling, Esq.	Date
David P. Burns, Esq.
Gibson, Dunn & Crutcher LLP
Attorneys for UBS AG

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